

Mail Stop 3233

April 25, 2018

<u>Via E-Mail</u>
David R. Lukes
Chief Executive Officer
Retail Value Inc.
3300 Enterprise Parkway
Beachwood, Ohio 44122

   Re: Retail Value Inc.
      Draft Registration Statement on Form 10
      Submitted March 29, 2018
      CIK No. 0001735184

Dear Mr. Lukes:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Exhibit 99.1

Summary

The Company, page 1

2. We note that RVI will hold 50 assets, comprised of 38 continental U.S. assets and 12 assets in Puerto Rico. Please revise to provide the percentage of revenues that the 38 continental U.S. assets and the 12 assets in Puerto Rico represent. In addition, please expand your discussion of the geographic location of your continental U.S. assets.

3. You state that you expect to focus on realizing value in your business and the sale of your assets, which had a combined gross book value of approximately $2.8 billion as of December 31, 2017. Please revise to balance your disclosure to quantify your total debt and clarify, if true, that all your assets have a mortgage or are pledged in support of mortgage financing.

Reasons for the Separation, page 2

4. You disclose that, in the event the separation does not resulted in the listed anticipated benefits, "the costs associated with the separation, including an expected increase in DDR's and RVI's aggregate general and administrative expenses, could have a material adverse effect on the Company and DDR individually and in the aggregate." Please revise your summary to briefly describe and quantify the costs associated with the separation, to the extent possible. In addition, please revise to quantify all of the fees you will pay to your manager going forward.

Emerging Growth Company Status, page 18

5. We note you indicate that you are an "emerging growth company" as defined in the JOBS Act. Please also disclose your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), please explain in your critical accounting policy disclosures that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your disclosure that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Business

Tenant Lease Expirations and Renewals, page 105

6.   We note your disclosure that 190 leases will expire in 2018 and that these leases represent 8.8% of total base rental revenues. Please discuss your lease rollover expectations and the relationship between market rents and expiring rents with respect to each of your expiring leases, or advise.

Retail Environment, page 106

7.   We note your discussions of leasing activity during the periods presented. Please quantify the number of leases that were not renewed and leasing costs, including tenant improvement costs and leasing commissions, as applicable.

Financial Statements for Retail Value Inc. Predecessor

2. Basis of Presentation, page F-7

8.   We note your disclosure that interest expense is allocated based on the excess of total net assets over total liabilities for each unencumbered asset. Please revise your filing to provide more clarity around your allocation methodology. Refer to SAB Topic 1B1.

9.   Please revise your filing and clarify for us how you have determined the amount of Parent Company unsecured debt to allocate to the Company.

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3401 with any other questions.

                                                Sincerely,

                                                /s/ Jennifer Gowetski

                                                Jennifer Gowetski
                                                Senior Counsel
                                                Office of Real Estate and
                                                Commodities

cc: Kimberly J. Pustulka, Esq.
        Jones Day